(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number 0-27248 NOTIFICATION OF LATE FILING

For Period Ended: December 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

LEARNING TREE INTERNATIONAL, INC.
Full name of registrant

Former name if applicable

400 North Continental Boulevard, Suite 200, El Segundo, CA 90245
Address of Principal Executive Office (Street and Number)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB,

20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Learning Tree International, Inc. (“Learning Tree”) requires additional time to prepare and file its Quarterly Report on Form 10-Q for the three months ended December 30, 2005. As announced on December 7, 2005, Learning Tree restated its consolidated financial statements for fiscal years ended September 30, 2001, September 30, 2002, September 30, 2003 and October 1, 2004, and the previously-reported consolidated quarterly periods within the fiscal years ended October 1, 2004 and September 30, 2005, primarily to correct its accounting for income taxes and leases. This restatement resulted in extensive additional work at year-end which resulted in the delayed filing of Learning Tree’s Annual Report on Form 10-K and a corresponding delay in the preparation of Form 10-Q for its first quarter of fiscal 2006. These delays, in addition to the implementation of SFAS No. 123 (Revised 2004), Share-Based Payment at October 1, 2005, necessitate the five-day extension to ensure the accurate and complete presentation of information in its Form 10-Q for its first fiscal quarter of 2006.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas R. Schacht	703	925-7744
(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LEARNING TREE INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 7, 2006	By:	/s/ Nicholas R. Schacht
Name: Nicholas R. Schacht Title: Chief Executive Officer